  Exhibit 99.1

RENEW ENERGY GLOBAL PLC

(a public limited company having its registered office at C/o Vistra (UK) Ltd, 3rd Floor, 11-12 St. James’s Square,

London, SW1Y 4LB, England and incorporated in England and Wales with company number 13220321)

NOTICE OF ANNUAL GENERAL MEETING 2023

to be held on Tuesday, September 12, 2023 at 11:00 a.m. BST

at St. James’ Court, the Taj, 54 Buckingham Gate, London, SW1E 6AF, United Kingdom

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to what action you should take, you are recommended to consult your stockbroker, bank manager, solicitor, accountant or other independent adviser authorized under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom, or if you reside elsewhere, another appropriately authorized financial adviser.

If you have recently sold or transferred all your shares in ReNew Energy Global Plc, please forward this document, together with the accompanying documents, to the purchaser or transferee or to the stockbroker or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

CHAIRMAN’S LETTER

Dear Shareholder,

I am pleased to enclose the notice of the second annual general meeting of the shareholders of ReNew Energy Global Plc (“ReNew” or the “Company”) (the “Annual General Meeting” or “AGM”), to be held at 11:00 a.m. (British Summer Time) on Tuesday, September 12, 2023 at St. James’ Court, the Taj, 54 Buckingham Gate, London, SW1E 6AF, United Kingdom. The accompanying notice of Annual General Meeting (the “Notice”) describes the AGM, the resolutions you will be asked to consider and vote upon and related matters.

We look forward to welcoming shareholders in person at the AGM. Your vote is important, regardless of the number of shares you hold. We therefore strongly encourage you to place your vote by proxy on the resolutions in the Notice. If you are a shareholder of record holding Voting Shares (see note 4 of the Further Notes on page 10 of this document), you may vote by signing, dating and returning your proxy form in the envelope provided, returning the proxy form by email, or voting online or by telephone. To ensure your vote is counted, please ensure that your proxy appointment is made in accordance with the instructions in notes 13 to 16 of the Further Notes on page 11 of this document by no later than 11:30 a.m. BST on Friday, September 8, 2023.

If you are a beneficial owner (not a shareholder of record), with Voting Shares held within the systems of The Depository Trust Company through a bank or brokerage firm, you will receive instructions from your bank or brokerage firm on how to give directions about the voting of your shares. To ensure your vote is counted, please ensure that your voting directions are received in accordance with these instructions by no later than 11:30 a.m. BST on Friday, September 8, 2023.

If you hold depositary receipts issued by Computershare Trust Company, N.A. (“Computershare”) in respect of Voting Shares, you will receive instructions from Computershare on how to give directions about the voting of your shares. To ensure your vote is counted, please ensure that your voting directions are received in accordance with these instructions by no later than 11:59 p.m. EDT on Wednesday, September 6, 2023.

Recommendation

You will find an explanation of each resolution to be proposed at the AGM within the Explanatory Notes on pages 4 to 7 of this document. The Company’s board of directors (the “Board”) considers that all these resolutions are in the best interests of the Company and its shareholders as a whole and are most likely to promote the success of the Company. The Board recommends that you vote in favor of each of the proposed resolutions. Members of the Board with beneficial holdings in the Company intend to do so.

Thank you for your continued support of ReNew.

Yours sincerely,

By:/s/ Sumant Sinha

Sumant Sinha

Chairman and Chief Executive Officer

August 14, 2023

NOTICE OF 2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the second annual general meeting (the “Annual General Meeting” or “AGM”) of ReNew Energy Global Plc (the “Company”) will be held at 11:00 a.m. (British Summer Time) on Tuesday, September 12, 2023 at St. James’ Court, the Taj, 54 Buckingham Gate, London, SW1E 6AF, United Kingdom.

The business of the AGM will be to consider and, if thought fit, pass the resolutions below. All resolutions will be proposed as ordinary resolutions, save for resolutions 14 and 15, which will be proposed as special resolutions. Explanations of the resolutions are given in the Explanatory Notes on pages 4 to 7 of this document and additional information on voting at the Annual General Meeting can be found in the Further Notes on pages 10 to 12. All resolutions will be put to a vote on a poll.

Certain of the resolutions that shareholders of the Company will be asked to consider may not be familiar to them because, unlike many companies with shares traded on the Nasdaq Capital Market, the Company is incorporated under the laws of England and Wales and is therefore subject to the U.K. Companies Act 2006 (the “Companies Act”). The Companies Act obliges the Company to propose certain matters to shareholders for approval that would generally not be subject to periodic approval by shareholders of companies incorporated in the United States but are routine items for approval by shareholders of companies incorporated in England and Wales.

ORDINARY RESOLUTIONS:

Companies Act annual reports and accounts

1. THAT the annual accounts and reports of the Company for the financial year ended March 31, 2023 (the “2023 Annual Reports and Accounts”) be received.

Directors’ remuneration report

2. THAT the directors’ remuneration report of the Company for the financial year ended March 31, 2023, as set forth on pages 63 to 78 of the 2023 Annual Reports and Accounts, be approved.

Approval of directors’ re-appointment

3. THAT the re-appointment of Manoj Singh as a director be approved.

4. THAT the re-appointment of Sir Sumantra Chakrabarti as a director be approved.

5. THAT the re-appointment of Vanitha Narayanan as a director be approved.

Approval of directors’ appointment

6. THAT the appointment of Paula Gold-Williams as a director be approved.

7. THAT the appointment of Nicoletta Giadrossi as a director be approved.

8. THAT the appointment of Philip Graham New as a director be approved.

Re-appointment of auditor

9. THAT KNAV Limited (‘KNAV’) be re-appointed as auditor of the Company, to hold office from the conclusion of this AGM until the conclusion of the next general meeting at which the Company’s annual accounts and reports are laid before the Company.

Auditor’s remuneration

10. THAT the Board and its Audit Committee be severally authorized to determine the auditor’s remuneration.

Amendment to 2021 Incentive Plan to increase Overall Share Limit from 65,030,161 Shares to 88,000,000 Shares

11. THAT the amendment to the ReNew Energy Global Plc 2021 Incentive Award Plan (the “2021 Incentive Plan”) produced to the meeting to increase the Overall Share Limit from 65,030,161 Shares to 88,000,000 Shares (each term as defined in the 2021 Incentive Plan) be approved and that the Board be authorised to do all such acts and things as it may consider appropriate to implement the aforesaid amendment to the 2021 Incentive Plan, including the making of any amendments to the Plan, rules and the adoption or establishment of appendices, schedules, procedures or sub-plans to the rules to operate the amended 2021 Incentive Plan or to introduce tax-qualifying awards in any jurisdiction in which employees of the Company and its subsidiaries are based.

Amendment to Non-Employee 2021 Incentive Plan to increase Overall Share Limit from 300,000 Shares to 1,300,000 Shares

12. THAT the amendment to the ReNew Energy Global Plc Non-Employee 2021 Incentive Award Plan (the “Non-Employee 2021 Incentive Plan”) produced to the meeting to increase the overall share limit from 300,000 Shares to 1,300,000 Shares (each term as defined in the Non-Employee 2021 Incentive Plan) be approved and that the Board be authorised to do all such acts and things as it may consider appropriate to implement the aforesaid amendment to the Non-Employee 2021 Incentive Plan, including the making of any amendments to the rules and the adoption or establishment of appendices, schedules, procedures or sub-plans to the rules to operate the amended Non-Employee 2021 Incentive Plan or to introduce tax qualifying awards in any jurisdiction in which persons eligible to participate in the Non-Employee 2021 Incentive Plan are based.

Authority to allot shares in connection with 2021 Incentive Plan and Non-Employee 2021 Incentive Plan

13. THAT (in accordance with section 551 of the Companies Act) the authority granted to the Directors pursuant to resolution 8 (‘Authorisation for the allotment and issue of Class A Shares in connection with the 2021 Incentive Plan and the Non-Employee 2021 Incentive Plan’) passed at the general meeting of the Company held on August 20, 2021 be renewed and varied so that the Directors are generally and unconditionally authorised to exercise all the powers of the Company to allot Class A Ordinary Shares in the Company and to grant rights to subscribe for or to convert any security into Class A Ordinary Shares in the Company (“Rights”) up to an aggregate nominal value of US$ 8,800.00 (including any Class A Ordinary Shares which have been allotted or in respect of which Rights have been granted pursuant to the aforementioned authority as at the date on which this resolution is passed) in connection with the 2021 Incentive Plan and the Non-Employee 2021 Incentive Plan for a period expiring (unless the authority is previously renewed, varied or revoked by the Company) on the fifth anniversary of the date on which this resolution is passed, save that the Company may, before such expiry, make an offer or agreement which would or might require shares to be allotted or Rights to be granted after such expiry and the Directors may allot shares or grant Rights in pursuance of any such offer or agreement notwithstanding that the authority conferred by this resolution has expired. This authority is without prejudice to any allotment of shares or grant of Rights already made or offered or agreed to be made pursuant to such authorities and without prejudice to all other unexercised authorities previously granted to the Directors.

SPECIAL RESOLUTIONS:

Disapplication of pre-emption rights for the allotment of equity securities in connection with 2021 Incentive Plan and Non-Employee 2021 Incentive Plan

14. THAT, subject to the passing of Resolution 13 above, the power granted to the Directors pursuant to resolution 15 (‘Disapplication of pre-emption rights for the allotment and issue of equity securities in connection with the 2021 Incentive Plan and the Non-Employee 2021 Incentive Plan’) passed at the general meeting of the Company held on August 20, 2021 be renewed and varied so that the Directors are generally empowered, in accordance with sections 570 and 573(2) of the Companies Act, to allot equity securities (as defined in section 560 of the Companies Act) pursuant to the authority conferred by Resolution 13 and to sell ordinary shares held by the Company as treasury shares up to an aggregate nominal value equal to the aggregate nominal value in respect of which authority is conferred by Resolution 13 in connection with the 2021 Incentive Plan and the Non-Employee 2021 Incentive Plan as if section 561 of the Companies Act 2006 did not apply to any such allotment or sale for a period expiring on the fifth anniversary of the date on which this resolution is passed (unless the power is previously revoked, varied or extended), save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted or treasury shares to be sold after such expiry and the Directors may allot equity securities and sell treasury shares in pursuance of any such offer or agreement notwithstanding that the power conferred by this resolution has expired.

Amendment to articles of association of the Company

15. THAT with effect from the conclusion of the meeting the Company’s articles of association be amended to the form produced to the meeting.

By Order of the Board

By:/s/ Samir Rai

Samir Rai

Company Secretary

August 14, 2023

EXPLANATORY NOTES

Resolution 1 (Companies Act annual reports and accounts)

The Board is required to lay its annual reports and accounts before a general meeting each year. The 2023 Annual Reports and Accounts comprise the Company’s directors’ report, strategic report, directors’ remuneration report and annual accounts and auditor’s report for the financial year ended March 31, 2023, prepared in accordance with the Companies Act. The 2023 Annual Reports and Accounts were considered and approved unanimously by the Board on July 28, 2023.

Resolution 2 (Directors’ remuneration report)

The Directors’ remuneration report sets out the pay and benefits received by each of the directors in respect of the financial year ended March 31, 2023, prepared in accordance with the Companies Act. The Company is required to seek shareholders’ approval of this report. The directors’ remuneration report can be found on pages 63 to 78 of the 2023 Annual Reports and Accounts. The remuneration report, which was based on the recommendations of the Remuneration Committee, was considered and approved unanimously by the Board on July 7, 2023.

Resolutions 3 to 8 (Approval of directors’ re-appointment and appointment)

The Company appointed independent non-executive directors for an initial period of two years from August 23, 2021, to August 22, 2023. In accordance with the terms and conditions of their appointment, their re-appointment was subject to continued satisfactory performance. In anticipation of the expiry of their current tenure, the Board has considered the performance and qualifications of each director seeking confirmation of their re-appointment and determined that each of them contributes effectively and demonstrates commitment to their role. The skills and experience of each director, as summarized in their biographies set out herein after, demonstrate why their contribution is important and how the contribution, commitment and performance they make continue to be important to the Company’s long-term sustainable success.

The Board unanimously approved the re-appointment of Manoj Singh, Sir Sumantra Chakrabarti and Vanitha Narayanan at its meeting on July 7, 2023 for a period of approximately another two years with effect from August 23, 2023 up to the annual general meeting of the Company scheduled to be held in the calendar year 2025, on substantially the same terms and conditions, including the requirement for approval by the shareholders at the AGM following their appointment by the Board. Michelle Robyn Grew and Ram Charan have decided not to stand for re-appointment. The tenure of Mr. Philip Kassin, MKC Investments LLC Nominee and Independent Director will end on August 22, 2023 due to expiration of the director nomination rights of MKC Investments LLC.

On July 17, 2023 the Board, on the recommendation of the Nomination and Board Governance Committee, unanimously approved the appointment of Ms. Paula Gold-Williams, Ms. Nicoletta Giadrossi and Mr. Philip Graham New for a period of approximately two years with effect from August 23, 2023, up to the annual general meeting of the Company scheduled to be held in the calendar year 2025. The Board considers that these directors have appropriate skills and experience to replace those of the retiring directors and to meet the Company’s ongoing requirements. The terms of appointment of these directors are materially the same as those of the current independent non-executive directors, including the requirement for approval by the shareholders at the AGM following their appointment by the Board.

If any of these resolutions is not passed, the relevant director’s appointment will be terminated immediately from the conclusion of this AGM, in accordance with the terms of his or her appointment.

Brief biographical details of each of the current and proposed directors to which the resolutions relate are set out set out on pages 7 to 9 of this document.

Resolution 9 (Re-appointment of auditor)

The current appointment of KNAV Limited (“KNAV”) as Auditor of the Company will terminate at the conclusion of this year’s AGM. KNAV has expressed its willingness to continue in office. The Audit Committee and the Board have unanimously recommended that KNAV be re-appointed until the conclusion of the next general meeting of the Company at which the Company’s annual accounts and reports are laid.

Resolution 10 (Auditor’s remuneration)

The directors may set the remuneration of the auditor if authorized to do so by the shareholders. The Board has recommended that the Audit Committee be authorized to determine the remuneration of KNAV. This resolution seeks authority for the Board and the Audit Committee severally to set the remuneration of the Auditor for the financial year 2023-24.

Resolution 11 (Amendment of 2021 Incentive Plan to increase Overall Share Limit)

In order to retain and motivate qualified employees, the Company previously established the 2021 Incentive Award Plan (the “2021 Incentive Plan”), which was approved and adopted at the general meeting of the Company held on 20 August 2021. Under the terms of the 2021 Incentive Plan, the Overall Share Limit, representing the maximum number of Class A Ordinary Shares of $0.0001 each in the capital of the Company (“Shares”) in respect of which the Board has authority to grant awards, was initially set at 65,030,161 Shares. As at March 31, 2023, the Company had granted / made commitments to grant options to purchase 62,190,263 Shares under the 2021 Incentive Plan, of which 217,426 had been exercised, 953,750 had lapsed (so that the underlying Shares became available for re-grant) and 61,019,087 were yet to be exercised (including from those Shares that the Company had committed to grant but not yet granted). At that date, the Company therefore had authority to grant awards in respect of up to a further 3,793,648 Shares under the 2021 Incentive Plan.

Given the aforesaid limited availability of ESOP pool for additional grant, the Board now proposes to raise the Overall Share Limit under the 2021 Incentive Plan by 22,969,839 Shares to 88,000,000 Shares. The Board considers this necessary in order to retain sufficient headroom to grant appropriate awards to incentivize employees in the near future. The Board intends to utilize some of this headroom to grant awards of restricted stock units (vesting subject only to the recipient’s continued employment over a specified period) and performance shares (the vesting of which will additionally be subject to performance measures) to the Group’s employees (including the Company’s CEO, Mr. Sinha) pursuant to a new Long-Term Incentive Plan (the “LTIP”) to be established under the terms of the 2021 Incentive Plan. The Board considers this necessary in order to ensure that the Group is able to continue to attract and incentivize senior employees appropriately. In addition, the Board has, on the recommendation of the Remuneration Committee, approved the grant of options to purchase 8,000,000 Shares to Mr. Sinha in respect of the financial year ending March 31, 2024, in addition to his current entitlements. Under the options, the exercise price for each of the 8,000,000 Shares would be average fair market value (volume-weighted average price of a Class A Ordinary Share on Nasdaq) over the period of 90 calendar days prior to the grant date. All remaining Shares under the Overall Share Limit will be available for future awards as the Board determines in due course in accordance with the terms of the 2021 Incentive Plan and, as applicable, the Company’s Remuneration Policy.

Resolution 12 (Amendment of Non-Employee 2021 Incentive Plan to increase Overall Share Limit)

In order to retain and motivate qualified non-employee service-providers including non-executive directors, the Company previously established the Non-Employee 2021 Incentive Award Plan (the “Non-Employee 2021 Incentive Plan”), which was approved and adopted at the general meeting of the Company held on August 20, 2021. Under the terms of the Non-Employee 2021 Incentive Plan, the Overall Share Limit, representing the maximum number of Shares in respect of which the Board has authority to grant awards, was initially set at 300,000 Shares. In addition, awards may not be made if they would take the total awards made under this plan and the 2021 Incentive Plan above the Overall Share Limit applicable to the 2021 Incentive Plan. As at March 31, 2023, the Company had granted restricted share units (“RSUs”) in respect of 232,302 Shares under the Non-Employee 2021 Incentive Plan, of which 100,000 had vested, none had lapsed and 132,302 were yet to be exercised. At that date, the Company therefore had authority to grant awards in respect of up to a further 67,698 Shares under the Non-Employee 2021 Incentive Plan.

The Non-Employee 2021 Incentive Plan has till date been used for the grant of RSUs to Non-executive Independent directors and is close to being fully utilized. Approximately 60% of the total compensation (excluding committee fee) paid to Non-executive Independent directors are paid in the form of RSUs. The total RSUs granted to Non-executive Independent directors for financial year 2021-22 and 2022-23 were 100,000 and 132,302, respectively. The Company therefore as on 31st March 2023 had authority to grant awards in respect of up to a further 67,698 Shares under the Non-Employee 2021 Incentive Plan. Therefore, the Company needs to increase the Overall Share Limit under the Non-Employee 2021 Incentive Plan.

Accordingly, the Board now proposes to raise the Overall Share Limit under the Non-Employee 2021 Incentive Plan by 1,000,000 Shares to 1,300,000 Shares. The Board considers this necessary in order to retain sufficient headroom to grant appropriate awards to incentivize eligible service-providers, including non-executive directors from time to time in accordance with the Company’s Remuneration Policy in the near future. All Shares under the Overall Share Limit will be available for future awards as the Board determines in due course in accordance with the terms of the Non-Employee 2021 Incentive Plan and, as applicable, the Company’s Remuneration Policy.

Resolutions 13 and 14 (Authority to allot shares and disapplication of pre-emption rights)

Under the Companies Act, in order to allot (or grant rights to subscribe) shares in the Company the Board must be given authority by an ordinary resolution of the Company’s shareholders. Upon any allotment of equity securities (ordinary shares or rights to subscribe for, or convert securities into, them) or sale of ordinary shares held as treasury shares wholly for cash, the Company’s existing shareholders have statutory pre-emption rights (entitling them to be offered the shares pro rata to their existing shareholdings) under the Companies Act, unless these rights have been disapplied by a special resolution of the Company’s shareholders or an exemption (such as for certain employees’ share schemes) applies. These are requirements of United Kingdom company law and are additional to the requirements of the 2021 Incentive Plan and the Non-Employee 2021 Incentive Plan in respect of their amendment.

The Board has a number of existing authorities to allot (or grant rights to subscribe) shares in the Company, in respect of which shareholders’ statutory pre-emption rights have been disapplied, that were granted at the general meeting of the Company held on August 20, 2021 for five-year periods. These include an authority to grant awards under the 2021 Incentive Plan and the Non-Employee 2021 Incentive Plan in respect of an aggregate nominal value up to US$ 6,503.02 (equivalent to 65,030,200 Shares), granted pursuant to resolution 8 at that meeting. As at March 31, 2023, the Board had outstanding authority under this resolution to allot (or grant rights to subscribe) shares with an aggregate nominal value up to approximately US$ 6,503.02 (equivalent to 65,030,200 Shares).

The Board proposes resolution 13 to refresh this allotment authority to reflect the increase in the share limits under the Company’s incentive award plans pursuant to resolutions 11 and 12, by increasing the nominal value to which it applies by US$ 2,296.98 (equivalent to 22,969,800 Shares) to US$ 8,800.00 (equivalent to 88,000,000 Shares). The new authority will again have a five-year term from the date of the resolution.

The Board proposes resolution 14 to renew the current disapplication of statutory pre-emption rights in respect of awards under the 2021 Incentive Plan and the Non-Employee 2021 Incentive Plan, to increase it to cover an aggregate nominal value up to US$ 8,800.00 (equivalent to 88,000,000 Shares), matching the allotment authority granted under resolution 13. The wording of the resolution will also clarify that it applies to the sale of treasury shares as well as the allotment of new shares pursuant to resolution 13. The Board considers this appropriate at this juncture, since the Company now holds a considerable number of Shares as treasury shares, acquired pursuant to its ongoing share buyback programme. Although awards made under the 2021 Incentive Plan are generally expected to be exempt from pre-emption rights, the Board again seeks this resolution in order to ensure that pre-emption rights will not apply to any such awards or to awards under the Non-Employee 2021 Incentive Plan.

The Board’s current intentions for the use of these authorities are set out in the explanatory notes on resolutions 11 and 12.

Resolutions 13 and 14 will replace the equivalent authority and power in respect of the 2021 Incentive Plan and the Non-Employee 2021 Incentive Plan granted at the general meeting of the Company held on August 20, 2021, but will not affect the other share allotment authorities and disapplication of pre-emption rights approved at that meeting.

Resolution 15 (Amendment to articles of association)

On July 24, 2023, the shareholders’ agreement dated August 23, 2021 between certain of the Company’s significant investors (the “Investors”) and the Company (the “SHA”) was amended with immediate effect, principally to change the parties’ agreements as to the rights of Investors in the Company under the SHA to appoint directors and associated provisions.

As required by the amended SHA, the Company is therefore proposing Resolution 15 to amend its articles of association to the form produced to the meeting (the “New Articles”) so as to remove the inconsistencies between the Company’s current articles of association (the “Current Articles”) and the SHA that have arisen as a result of the latter’s amendment.

There follows a summary of the key changes as per the New Articles. This summary does not contain a full description of the changes. To understand the changes in full, shareholders are encouraged to review the full text of the New Articles, which will be available from the date of this document until the conclusion of the AGM at the Company’s website https://investor.renew.com/. Capitalized terms used but not defined in this note have the meanings given to them in the Current Articles.

As required by Article 46 of the Current Articles, the Investors will have given their prior written consent to this amendment of the Current Articles before the AGM.

Summary of key changes as per New Articles

1. Definitions

(a) Insertion of new definitions such as Appointing Investor, Equivalent Outstanding Voting Beneficial Shares, Major Investor and MKC.

(b) Revision of the Effective Economic Interest (“EEI”) definition - to disregard any change in percentage resulting from any Shares being repurchased, redeemed or bought back by the Company from any Person other than the relevant Investor and its Affiliates.

2. Board Composition

From August 23, 2023, the Board shall comprise: (i) up to ten Directors, if there are three or fewer Investor Nominee Directors (other than the Founder Director); or (ii) up to eleven Directors, if there are four Investor Nominee Directors (other than the Founder Director); and in each case a majority of them must be Independent Directors and at least two must be female.

3. Investor Nominee Directors

(a) The right of the Founder Investors to nominate the Founder Director will be determined by reference to their ‘Equivalent Voting Beneficial Shares’ instead of their EEI.

(b) Non-Founder Director nomination rights will be determined by reference to shareholders’ ‘Equivalent Outstanding Voting Beneficial Shares’ instead of EEI:

a. Any Major Investor (the Investor with the largest EEI, if it holds at least 26% of the Equivalent Outstanding Voting Beneficial Shares) shall be entitled to appoint two nominee Directors.

b. Every non-Founder shareholder having 15% or more Equivalent Outstanding Voting Beneficial Shares shall be entitled to one board nominee, subject to the total number of Directors appointed by the non-Founder Investors not exceeding four.

4. Nominee Observer

JERA’s right to appoint a board observer will be extended for so long as it continues to hold 40% of the Class A Ordinary Shares held by it on Closing Date, i.e. August 23, 2021.

5. Establishment of the Necessary Committees

A requirement for an ESG Committee has been added.

6. Composition of the Necessary Committees

(a) Major Investor to have nomination rights to each committee (other than audit committee).

(b) Founder to have nomination rights to finance and operations committee and nomination committee.

7. Quorum for any meeting of the Board shall require the presence of at least two Non-Founder Investors’ Nominee Directors, but if these Non-Founder Investors’ Nominee Directors are not present within 15 minutes of the start of the meeting, then the quorum shall be any two Directors.

The said amendments to the articles were approved unanimously by the Board on July 17, 2023.

PROFILES OF CURRENT AND PROPOSED DIRECTORS

Mr. Manoj Singh served as the Chief Operating Officer at Deloitte Touche Tohmatsu Ltd (Deloitte Global) in a professional career spanning 36 years with the firm. Prior to his retirement in June 2015, Mr. Singh was based in Cleveland, Hong Kong and New York with Deloitte where he held various leadership positions. A consultant by background, Mr. Singh led Deloitte Consulting in the Americas, was the Asia Pacific Regional Managing Director and the COO in the final eight years with the firm. He also served on the Board of Directors of Deloitte firms in the US, China and Mexico. Mr. Singh has advised national and multinational companies on mergers and acquisitions, enterprise cost management and shareholder value growth with a specific focus on technology, manufacturing and the energy industry. He also has extensive business development experience in emerging and developed markets such as Germany, China, India, sub–Saharan Africa, and South East Asia. He is a member of several company boards including Pratham USA, the Putnam Funds and Abt Associates. Mr. Singh is also a Trustee at Carnegie Mellon University in the United States.

Sir Sumantra Chakrabarti is a member of the Advisory Board of BeyondNetZero and the Chair of the Board of Trustees of ODI (global affairs think tank). He is also a member of the International Advisory Council of the Oxford India Centre for Sustainable Development and advises Emerging Market leaders on economic development and public administration reform. Sir Sumantra worked from 2016 to 2022 as a Global Commissioner of the New Climate Economy network and from 2020 to 2021 was a member of the WHO Pan- European Commission on Health and Sustainable Development, and of the Commission for Smart Government in the U.K. Sir Sumantra was until July 2020 the sixth President of the European Bank for Reconstruction and Development. He served two full four-year terms, having won competitive elections in 2012 and in 2016, during his tenure at the European Bank for Reconstruction and Development. Before becoming President of the European Bank for Reconstruction and Development, Sir Sumantra was a civil servant in the United Kingdom and was the Permanent Secretary successively at the Department for International Development and the Ministry of Justice. He has a degree in Politics, Philosophy and Economics from the University of Oxford, United Kingdom and a master’s degree in Development Economics from the University of Sussex, United Kingdom. He is an honorary Fellow of New College, Oxford University, an honorary bencher at the Middle Temple, and also holds honorary doctorates from the Universities of Sussex, East Anglia, and the Bucharest University of Economic Sciences, as well as honors from Kosovo, Kazakhstan and Uzbekistan and Emerging Europe’s Professor Günter Verheugen Award, 2021.

Ms. Vanitha Narayanan is a senior global executive and board leader with a track record spanning three decades in technology and telecommunications. In 2020, Ms. Narayanan retired after a career at IBM where she held multiple key roles leading large businesses in the United States, Asia-Pacific and India. These roles included serving as Managing Director & Chairman of IBM India, Vice President for the Communications Sector across Asia Pacific, Vice President for Global Telecommunications Solutions and finally Managing Director for a strategic telecoms client before her retirement. Ms. Narayanan serves on the boards of several global companies including HCL Technologies Ltd. and SLB Ltd. Ms. Narayanan was the first woman chairperson of AMCHAM India in 2016 and served as a member on its National Executive Board from 2014 to 2018. She was on the executive council of the National Association of Software and Services Companies (NASSCOM) from 2016 to 2018 and on the Catalyst India Advisory Board. She also served as Chairperson of the Board of Governors for National Institute of Technology, Surathkal, India and was a member of the National Council of the Confederation of Indian Industry and Co-Chair of its national committee for multinational companies. Ms. Narayanan earned a Degree of Doctor of Letters from the LNM Institute of Information Technology, India. She is a graduate in Public Relations & Communication from Stella Maris College, India and holds an MBA in Marketing and Advertising from the University of Madras, India. She also holds an MBA degree in MIS & Accounting from the University of Houston, United States.

Ms. Paula Gold-Williams is the former President and CEO of CPS Energy, a fully integrated electric and natural gas municipal utility based in San Antonio, Texas. Ms. Gold-Williams served in positions of increasing responsibility at CPS Energy before becoming CEO in 2015. She held multiple other positions during her 17-year career at CPS Energy, including Group EVP – Financial & Administrative Services, CFO and Treasurer. Ms. Gold-Williams is a corporate director who serves on the board of Emera, Inc., a utility holding company headquartered in Nova Scotia, Canada, with operations across North America. Ms. Gold-Williams also serves as the Chair of the Keystone Policy Center, and has been a member of both the Policy Center and its Energy Board since 2016. She is a board member and Treasurer of EPIcenter,an innovation think tank; incubator and accelerator; and strategic advisory organization. She serves as an Energy Pillar Co-Chair of Dentons Global Smart Cities Communities Initiatives and Think Tank, as well as on the US Secretary of Energy’s Advisory Board (SEAB). Previously, Ms. Gold-Williams held other board positions, including First Vice Chair of the Electric Power Resource Institute (EPRI); a member and designated Chair Pro Tem of the Federal Reserve Bank of Dallas’ San Antonio Branch; and a past-Chair of the San Antonio Chamber of Commerce. Ms. Gold-Williams has an Associate Degree in Fine Arts from San Antonio College. She has a BBA in accounting from St. Mary’s University. She earned a Finance and Accounting MBA from Regis University in Denver, Colorado. She is a Certified Public Accountant and a Chartered Global Management Accountant.

Ms. Nicoletta Giadrossi is currently serving as Chair of Gruppo FS Spa, a mobility infrastructure holding company in Italy; Chair of MSX International Ltd, a global business services provider; and Sustainability & HSE Committee Chair in TKE, a German-based elevator company. She also is a member of the board of Royal Vopak N.V., a petrochemicals and new energies storage company listed on Euronext Amsterdam, where she is part of the audit committee and chairs the remuneration committee. Her past roles include being a member of the board of Brembo S.p.A., an automotive components manufacturer listed on the Italian MIB, where she chaired the Remuneration Committee and was a member of the Audit, Risk & Sustainability Committee. Ms. Giadrossi has been a Senior Advisor with Bain Capital Partners in Europe since 2015 and chair of Techouse AS, a cleantech engineering company in Norway, from 2018 to 2023. Ms. Giadrossi has served on the boards of Capricorn Energy Plc from 2017 to 2023; Falck Renewables S.p.A., now Renantis, a leading European renewable energy producer until 2022; IHS Markit Ltd, listed on the NYSE until 2022; Fincantieri SpA, listed on the Italian MIB, until April 2018; Bureau Veritas S.A. and Faiveley Transport S.A., both listed in France, until April 2017; and Aker Solutions Asa, listed in Norway, until 2013. Ms. Giadrossi has experience in leading and participating in audit, risk, sustainability, and remuneration committees. Ms. Giadrossi’s executive career has spanned 30 years in energy, engineering, and capital goods. From 2014 to 2016 she was President, Europe, Africa, India, for Technip, an engineering company, and from 2012 to 2014 she was EVP, Head of Operations, for Aker Solutions. Prior to that, she was VP and General Manager, EMEA, for Dresser Rand (now Siemens Energy). She spent 10 years with General Electric Company in several executive positions, notably General Manager for GE’s Oil and Gas, Refinery & Petrochemicals Division, a position she held until 2005. Ms. Giadrossi started her career at The Boston Consulting Group. She holds a BA in Economics and Mathematics from Yale University and an MBA from Harvard Business School.

Mr. Philip Graham New has served as a non-executive director of Norsk Hydro ASA since May 2022 and as a member of the audit committee since June 2023. He was an independent director of Fotowatio Renewable Ventures, S.L. from 2017 to 2019, became a Board advisor post its relocation to Spain and in June 2023 was appointed as a non-executive director of Fotowatio Renewable Ventures, S.L. He has also served as a non- executive director of Almar Water Solutions B.V. since March 2017. From November 2015 until May 2022, Mr. New served as CEO of Energy Systems Catapult Limited, an independent, not-for-profit company set up to accelerate the transformation of the U.K.’s energy system and ensure U.K. businesses and consumers capture the opportunities for clean growth on the way to net zero emissions. Before joining Energy Systems Catapult Limited, Mr. New worked for BP p.l.c. for over 30 years. He established and built BP p.l.c.’s bioenergy businesses and as chief executive officer of BP Alternative Energy was also responsible for BP’s wind, solar and technology venturing activities. Prior to his role as chief executive officer of BP Alternative Energy, Mr. New held a range of senior international general and commercial management roles in BP p.l.c.’s customer-facing businesses. Mr. New is a member of the World Economic Forum’s Network of Global Future Councils, a Fellow of the Energy Institute, and sits on various energy transition related advisory panels and committees, including the U.K. Automotive Council and the U.K. Research and Innovation’s Faraday Battery Challenge. Mr. New chaired for four years the U.K. Electric Vehicle Energy Taskforce and was recently commissioned by the U.K. Department for Transport to conduct an independent review of the potential for a U.K. sustainable aviation fuel sector. Mr. New holds a Master of Arts in Philosophy, Politics and Economics from Oxford University.

FURTHER NOTES

1. Some of the resolutions are items that are required to be approved by shareholders under the Companies Act and generally do not have an analogous requirement under United States laws and regulations. As such, while these resolutions may be familiar and routine to shareholders accustomed to being shareholders of companies incorporated in England and Wales, other shareholders may be less familiar with these routine resolutions and should review and consider each resolution carefully.

2. In accordance with the Articles, all resolutions will be taken on a poll. Voting on a poll will mean that all votes attaching to each Voting Share represented in person or by proxy will be counted in the vote.

3. All resolutions will be proposed as ordinary resolutions, save for resolutions 14 and 15, which will be proposed as special resolutions. The ordinary resolutions will be passed by a simple majority of the total voting rights of shareholders who vote on them, whether in person or by proxy. The special resolutions will be passed by a majority of 75% of the total voting rights of shareholders who vote on them, whether in person or by proxy.

4. “Shareholders of record” are those persons registered in the register of members of the Company in respect of at least one share in the Company at 23:59 (Eastern Daylight Time) on August 10, 2023 (the “Record Date”). If, however, shares in the Company within the systems of The Depository Trust Company (“DTC”) are held for you in a stock brokerage account or by a broker, bank or other nominee, you are considered the “beneficial owner” of those shares. Only shareholders of record have the right to attend, speak and (in respect of any Class A Ordinary Share, Class B Ordinary Share or Class D Ordinary Share (together “Voting Shares”)) vote at the AGM. Changes to the register of members after the deadline above will be disregarded in determining the rights of any person to attend and vote at the meeting.

5. Beneficial owners of Voting Shares as at the Record Date generally have the right to direct their broker or other agent how to vote the Voting Shares in their account and are also invited to attend the Annual General Meeting. However, as beneficial owners are not shareholders of record of the relevant Voting Shares, they may not vote their Voting Shares at the Annual General Meeting unless they request and obtain a legal appointment as proxy from their broker or agent. The proxy form effecting this appointment must be delivered to the Company in accordance with the instructions for the delivery of proxy forms by shareholders of record given below no later than 11:30 a.m. BST on Friday, September 8, 2023.

6. Holders as at the Record Date of depositary receipts issued by Computershare Trust Company, N.A. (“Computershare”) generally have the right to direct Computershare how to vote the Voting Shares underlying their depositary receipts and are also invited to attend the Annual General Meeting. However, as holders of depositary receipts are not shareholders of record of the relevant Voting Shares, they may not vote their Voting Shares at the Annual General Meeting unless they request and obtain a legal appointment as proxy from Computershare. The proxy form effecting this appointment must be delivered to the Company in accordance with the instructions for the delivery of proxy forms by shareholders of record given below no later than 11:30 a.m. BST on Friday, September 8, 2023.

7. In accordance with the provisions of the Companies Act, and in accordance with the Articles, a shareholder of record is entitled to appoint another person as his or her proxy to exercise all or any of his or her rights to attend and to speak and vote at the Annual General Meeting. A shareholder of record may appoint more than one proxy in relation to the Annual General Meeting, provided that each proxy is appointed to exercise the rights attached to a different share or shares. Such proxies need not be shareholders of record, but must attend the Annual General Meeting and vote in accordance with any instructions given by the shareholder of record. Further details regarding the process to appoint a proxy, voting and the deadlines therefor are set out in the “Voting Process; Appointment and Revocation of Proxies” section below.

8. Pursuant to section 527 of the Companies Act, shareholders meeting the threshold requirements set out in that section have the right to require the Company to publish on its website a statement setting out any matter that the members propose to raise at the AGM relating to:

(a) the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; or

(b) any circumstances connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with section 437 of the Companies Act.

Section 528 of the Companies Act specifies requirements for the Company to make the statement available on the website. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with section 527 or section 528. Where the Company is required to place a statement on a website under section 527 of the Companies Act, it must forward the statement to the Company’s auditor no later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required under section 527 of the Companies Act to publish on a website.

9. The results of the polls taken on the resolutions at the Annual General Meeting and any other information required by the Companies Act will be made available on the Company’s website as soon as reasonably practicable following the AGM and for a period of two years thereafter.

10. A copy of this Annual General Meeting notice can be found at the Company’s website https://investor.renew.com/. Recipients of this notice and the accompanying materials may not use any electronic address provided in this notice or such materials to communicate with the Company for any purposes other than those expressly stated.

11. If you wish to attend the Annual General Meeting in person, please bring photo identification to enable the Company to confirm your right to attend and vote. On arrival at the Annual General Meeting venue, all those entitled to vote will be required to register and collect a poll card. In order to facilitate these arrangements, please arrive at the Annual General Meeting venue in good time. You will be given instructions on how to complete your poll card at the Annual General Meeting.

12. If you have general queries about your shareholding, please contact the bank or brokerage firm through which you hold your shares, or Computershare if you hold depositary receipts, or ir@renew.com.

VOTING PROCESS; APPOINTMENT AND REVOCATION OF PROXIES

13. If you are a shareholder of record holding Voting Shares, you can appoint a proxy to vote for you, and (if you wish) give instructions on how your proxy should vote, by marking, dating, signing and returning the proxy form by post to the Company’s office at C/O Vistra (UK) Ltd, 3rd Floor, 11-12 St. James’s Square, London, England, SW1Y 4LB or by email to CorpSec@renewpower.uk. In the case of a shareholder of record which is a legal entity, the proxy form must be executed on its behalf by a duly authorized signatory or an attorney for the entity. Any power of attorney or any other authority under which a proxy form is signed on behalf of any shareholder of record (or a duly certified copy of it) should be included with the proxy form. In order to be valid, your proxy form must be received no later than 11:30 a.m. BST on Friday, September 8, 2023.

14. Alternatively, if you are a shareholder of record holding Voting Shares, you may appoint a proxy online at www.ProxyVote.com or (from within the United States) by telephone on 1-800-454-8683. You will need to enter the 16-digit control number on your proxy form. If you make a voting election online or by telephone, you will (unless the Company agrees otherwise with you) be deemed to have appointed the Chairman of the AGM as your proxy for the AGM and instructed him to vote your shares in accordance with your election. If you make no election in respect of a particular resolution, your proxy will not vote on the resolution. In order to be valid, your voting election must be made no later than 11:30 a.m. BST on Friday, September 8, 2023.

15. The appointment of a proxy will not preclude a shareholder of record from attending and voting in person instead of the proxy at the AGM.

16. A shareholder of record who has appointed a proxy may revoke the appointment by delivering to the address or email address for delivery of proxy forms given above, before the deadline for the receipt of proxy forms given above, either a duly signed written notice that the proxy is revoked bearing a date later than that indicated on the proxy form or a duly signed subsequently dated proxy form. Voting elections made online or by telephone may also be changed until the deadline for such elections given above.

17. If you are a beneficial owner (not a shareholder of record), with Voting Shares held through a bank or brokerage firm, you will receive instructions from your bank or brokerage firm on how to give directions about the voting of your shares. You must follow these instructions in order for your shares to be voted. The instructions will also explain how you may revoke any previous directions. In order to be valid, your voting directions must be received no later than 11:30 a.m. BST on Friday, September 8, 2023. Any voting direction submitted to the Company or its agent by you or on your behalf in accordance with these instructions will (unless the Company agrees otherwise with you) be deemed to constitute the appointment of the Chairman of the AGM as proxy on behalf of DTC’s nominee (which is the registered holder of your shares) in respect of your shares for the AGM and an instruction to the proxy to vote those shares in accordance with your direction. If you give no direction in respect of a particular resolution, the proxy will not vote on the resolution (except that your broker may give instructions to the proxy to vote on certain resolutions at the broker’s discretion in accordance with applicable regulations or, if you return a paper voting instruction form, as described on that form).

18. If you hold depositary receipts issued by Computershare in respect of Voting Shares, you will receive instructions from Computershare on how to give directions about the voting of your shares. You must follow these instructions in order for your shares to be voted. The instructions will also explain how you may revoke any previous directions. In order to be valid, your voting directions must be received no later than 11:59 p.m. EDT on Wednesday, September 6, 2023. Following receipt of your instructions, Computershare will instruct its nominee (which is the registered holder of the shares underlying your depositary receipts) to pass on your instructions to the Company’s agent, which will be deemed to constitute the appointment of the Chairman of the AGM (or some other person agreed by the Company and Computershare) as the nominee’s proxy for the AGM in respect of your shares and an instruction to the proxy to vote those shares in accordance with your directions. If you give no direction in respect of a particular resolution, the proxy will not vote on the resolution.